SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

(Mark One)

☒                                                      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO-FEE REQUIRED]

For the calendar year ended December 31, 2016

OR

☐                                                         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                                      to

Commission file number

CITY NATIONAL BANK PROFIT SHARING PLAN

555 South Flower Street, Eighteenth Floor

Los Angeles, California 90071

(Full title of the plan and the address of the plan)

CITY NATIONAL BANK

555 South Flower Street, Eighteenth Floor

Los Angeles, California 90071

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

REQUIRED INFORMATION

Item 1.	Not Applicable

Item 2.	Not Applicable

Item 3.	Not Applicable

Item 4.	In lieu of the requirements of Items 1-3 above, plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are attached as Exhibit 2.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

City National Bank Profit Sharing Plan

By: City National Bank

Date: June 28, 2017	By:	/s/ Michael Nunnelee
Senior Vice President

Index to Exhibits

Exhibit No.	Exhibit
1.	Consent of Moss Adams LLP

2.	Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-207748) on Form S-8 of Royal Bank of Canada our report dated June 28, 2017, with respect to the statements of net assets available for benefits of City National Bank Profit Sharing Plan as of December 31, 2016 and 2015, the related statements of changes in net assets available for benefits for the years ended December 31, 2016 and 2015, and the related supplemental Schedule H part IV, line 4(i) — schedule of assets (held at end of year) as of December 31, 2016, appearing in this Annual Report (Form 11-K) of City National Bank Profit Sharing Plan.

/s/ MOSS ADAMS LLP

Campbell, California

June 28, 2017

CITY NATIONAL BANK
PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2016 and 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

CITY NATIONAL BANK
PROFIT SHARING PLAN

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefit Committee of

City National Bank Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the City National Bank Profit Sharing Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedule H, line 4(i) — Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA).  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with DOL’s Rules and Regulations for Reporting and Disclosure under ERISA.  In our opinion, the supplemental information in the accompany schedule is fairly stated, in all material respects in relation to the financial statements as a whole.

/s/ MOSS ADAMS LLP

Campbell, California

June 28, 2017

CITY NATIONAL BANK

PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
Assets:
Participant directed investments, at fair value:
Cash and cash equivalents	$85,944,273	$94,480,875
U.S.Government securities	8,004	—
Mutual funds	490,559,604	451,207,268
Common stock	80,538,767	64,875,337
Preferred stock	168,805	150,824
Corporate debt	71,357	54,664
Common collective trust	65,838,706	30,786,190
Other assets	560,934	194,040
Total investments	723,690,450	641,749,198
Receivables:
Employer contribution	53	17,172,025
Participant contribution	107	2,895
Notes receivable from participants	12,967,245	13,280,503
Total receivables	12,967,405	30,455,423
Noninterest-bearing cash	37,420	15,988
Net assets available for benefits	$736,695,275	$672,220,609

See accompanying notes to financial statements.

CITY NATIONAL BANK

PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2016 and 2015

	2016	2015
Additions to net assets attributable to:
Investment income:
Interest	$540,703	$534,226
Dividends	12,978,286	21,502,525
Net appreciation (depreciation) in fair value of investments	51,461,081	(17,561,184)
	64,980,070	4,475,567
Contributions:
Employer	24,168,971	24,279,222
Participants	37,955,969	32,444,756
Total additions	127,105,010	61,199,545
Deductions from net assets attributable to:
Benefits paid to participants	62,175,287	48,865,428
Administrative expenses	455,057	349,224
Total deductions	62,630,344	49,214,652
Net increase	64,474,666	11,984,893
Net assets available for benefits:
Beginning of year	672,220,609	660,235,716
End of year	$736,695,275	$672,220,609

See accompanying notes to financial statements.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(1)                     Description of the Plan

The following description of the City National Bank Profit Sharing Plan (the Plan), previously called the City National Corporation (CNC) Profit Sharing Plan, provides only general information. Participants should refer to the plan agreement for a complete description of the Plan’s provisions.

(a)                   General

The Plan is a defined contribution profit sharing plan with a 401(k) component, which provides retirement benefits for eligible employees of City National Bank (CNB) and its subsidiaries and certain affiliates (the Company) that have agreed to participate in the Plan. The Plan is administered by City National Bank (the Plan Sponsor) who acts by and through its administrative committee, the Benefits Committee. The Benefits Committee comprises officers of the Plan Sponsor, City National Bank, an indirect, wholly-owned subsidiary of Royal Bank of Canada (RBC). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

On November 2, 2015, RBC completed its acquisition of CNC, the holding company for CNB. At the acquisition date, each issued and outstanding share of the common stock of CNC was converted into the right to receive cash or common shares of RBC at the election of the holder (subject to proration and other limitations). Effective at the acquisition date, CNC was merged with and into RBC USA Holdco Corporation (Holdco), a Delaware corporation, with Holdco surviving the merger as a wholly-owned subsidiary of RBC.  Prior to November 2, 2015, CNC was the Company or Plan Sponsor.

The Department of Labor (DOL) conducted an investigation of the Plan, which began during the year ended December 31, 2009 for plan years ended December 31, 2006 through December 31, 2011.

The DOL issued its findings by letter dated September 29, 2012 in which the DOL addressed the appearance of violations of ERISA, subject to the possibility that additional information may revise its views.  By letter dated December 6, 2012, City National Corporation responded to the DOL.   Representatives of the DOL and City National Corporation met on May 29, 2013.  During the May 29, 2013 meeting, both the DOL and City National Corporation agreed to provide additional information and to continue discussions.  Subsequent to that meeting, City National Corporation provided additional information to the DOL.

On April 24, 2015, the DOL filed a complaint against CNC and others in the U.S. District Court for the Central District of California Western Division.  The DOL alleged the following causes of action:  (1) disloyal, imprudent, and prohibited transactions between the Plan and plan service providers City National Bank and CNC, who were also Plan fiduciaries; (2) disloyal, imprudent and prohibited transactions between the Plan and City National Asset Management, a division of City National Bank; and City National Securities, a wholly owned subsidiary of City National Bank; and (3) co-fiduciary liability with alleged damages of approximately $4 million plus lost opportunity costs.  CNC received the summons and complaint and engaged counsel.  On April 5, 2016, the Court granted partial summary judgment in favor of the DOL and ordered CNB to retain an independent fiduciary to conduct an accounting of the amount of revenue sharing paid to CNB as a result of the Plan’s investments.  CNB’s motion for reconsideration was denied on June 7, 2016.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2016 and 2015

After a mutually agreed-upon independent fiduciary completed its accounting of revenue sharing, the parties filed cross motions for partial summary judgment on damages. On February 8, 2017, the Court ruled in favor of plaintiffs and entered judgment in the amount of $7.3 million. CNB filed a notice of appeal on March 28, 2017, and briefing in the Ninth Circuit Court of Appeals is scheduled to begin in September 2017.  The Plan Sponsor is responsible for the payment of any amounts that may be incurred with respect to this matter. The impact on the Plan will be limited to gains that may be reported as a result of any payment made by the Plan Sponsor to the Plan.  Such amounts cannot be determined at this time.

OneAmerica Retirement Services LLC is the recordkeeper for the Plan.  CNB remained the directed trustee for the Plan through March 31, 2017 and Matrix Trust Company was appointed directed trustee effective April 1, 2017.  Matrix Trust Company is also the custodian for assets of the Plan. Plan participant Individually Directed Accounts (IDAs) are held at TD Ameritrade.

(b)                   Contributions

Employees of the Company who are entitled to paid vacation time and have completed one hour of service are eligible to participate in the Plan as of their hire date. Company profit sharing contributions to the Plan are equal to a percentage of employee eligible compensation based on the change in Net Profits (as defined by the Plan) over the prior fiscal year, subject to an overall maximum Company contribution of 8% of Consolidated Net Profits reduced by matching contributions made for such fiscal year (which are not made by forfeitures). For Plan years 2016 and 2015, a profit sharing contribution of 5.46% and 5.49%, respectively, of each participant’s eligible compensation was made by the Company. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested at the participant’s discretion in the same manner as the salary reduction contributions described below.

Under the 401(k) feature of the Plan, participants can contribute, under a salary reduction agreement, up to 50% of their eligible compensation as defined, but not to exceed the dollar amount allowed by law, which was $18,000 for the years ended December 31, 2016 and 2015. The Company matches these employee deferrals up to a maximum amount of 50% of the first 6% of eligible compensation contributed to the Plan each payroll period. Participants age 50 and over may make unmatched “catch-up” deferrals in accordance with Internal Revenue Code (IRC) regulations and limitations, not to exceed the dollar amount allowed by law, which was $6,000 for the years ended December 31, 2016 and 2015. Participants may also contribute amounts representing distributions (rollovers) from other tax-favored plans.

(c)                    Participant Accounts

Each participant account is credited with the participant’s contributions, allocations of the Company’s matching contribution and profit sharing contribution (if any), earnings or losses and administrative expenses as applicable. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant’s account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(d)                   Vesting

Participant contributions and the Company’s matching contributions are immediately fully vested. A participant shall become fully vested in his or her entire accrued benefit upon the participant’s normal retirement date (as defined by the Plan), death, or total disability (as defined by the Plan). The Company’s profit sharing discretionary contributions, for participants whose employment terminates prior to his or her normal retirement date for reasons other than death or total disability shall vest in accordance with the following schedule:

Vested
Years of service	percentage
Less than 2 years	0%
2	25
3	50
4	75
5 or more	100

Any non-vested amounts in a terminated participant’s account will be forfeited in accordance with Plan provisions and used in the following sequence: first, to make any Plan contributions due to participants that have returned from qualified military service that are consistent with applicable law and the terms of the Plan; second, to make any Plan contributions required to correct administrative errors; third, to reduce matching contributions otherwise payable by the Company in the year that the forfeiture first becomes available; fourth, to restore previously forfeited account balances, if any; and fifth, to reduce matching contributions in the following year. As of December 31, 2016 and 2015, forfeited non-vested accounts totaled $5,492 and $46,687, respectively.

(e)                    Benefit Payments

A participant may receive a distribution of his or her entire vested accrued benefit only upon the participant’s termination of employment or upon attainment of age 59 ½. While employed, withdrawal of previously contributed employee after-tax contributions and employee rollover amounts is permitted in accordance with plan provisions.

Also while employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship in accordance with plan provisions. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.

In general, for distributions other than for financial hardship or withdrawal of employee after-tax contributions, the method of payment shall be based on the participant’s election and may be made in the form of a lump-sum payment, installments (if eligible as defined by the Plan), or direct transfer to an Individual Retirement Account (IRA) or tax-favored plan that accepts the transfer. A participant may also elect a combination of lump-sum payment and direct transfer. Distributions shall be made in cash or in-kind in accordance with the participant’s election and plan provisions.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(f)                      Notes Receivable from Participants

Loans to participants may be made, at the discretion of the Plan’s administrator, in an amount not less than $1,000 and not to exceed the lesser of 50% of the participant’s vested account balance, or $50,000 reduced by the highest outstanding balance during the previous 12 months. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant’s vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. Interest rates ranged from 4.25% to 9.25% and maturity dates ranged from January 2017 to January 2032 as of December 31, 2016. The terms of these loans cannot exceed five years except that if the loan is used to purchase the principal residence of the participant, the loan term may be extended for up to a period of 15 years. Principal and interest are paid ratably through payroll deductions.

(g)                   Plan Termination

The Company has not expressed any intent to terminate the Plan; however, it may do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants automatically become fully vested in their accrued benefits.

(h)                   Plan Amendments

As a result of the merger of City National Corporation with and into RBC USA Holdco Corporation, the Plan was amended effective November 2, 2015 to change the name of the Sponsoring Employer from City National Corporation to City National Bank, as well as to change other provisions arising from the merger such as Plan name, Employer Stock, and Net Profits definition. The Plan was subsequently restated effective November 2, 2015, in accordance with Internal Revenue Service (IRS) regulations, to include all prior Plan amendments since the last restatement (including those arising from the merger with Royal Bank of Canada), as well as other IRS technical requirements.

Effective January 1, 2016, the Plan was amended to (1) align the Employer Contribution (i.e., profit sharing) component with the Company’s new fiscal year, which changed from calendar year to the 12-month period beginning November 1 and ending October 31; (2) to account for a short fiscal year for purposes of the 2016 profit sharing contribution; and (3) to modify the definition of Net Profit to align with the Company’s new fiscal year and financial structure under RBC.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(2)                     Significant Accounting Policies

(a)                   Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

(b)                   Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits and the additions and deductions in the statements of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)                    Investment Valuation and Income Recognition

Publicly traded securities are carried at fair value based on the published market quotations. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. Common collective trust fund is valued at the NAV of units of the collective trust. Refer to Note 3 for a discussion of fair value measurements. Purchases and sales of investments are recorded on a settlement-date basis, which does not materially differ from trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes both realized and unrealized gains and losses.

(d)                   Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

(e)                    Payment of Participant Benefits

Participant benefits are recorded when paid.

(f)                      Administrative Expenses

A portion of the administrative expenses of the Plan are paid by participants, and a portion is paid by the Company. Certain administrative expenses are paid solely by the Company.

A participant’s share of the administrative expense is charged on a per capita basis determined by dividing the applicable expenses by the number of participants.

Individual expenses, such as loan and IDA fees, are charged to the applicable participant accounts based on whether a participant takes advantage of certain Plan features. For example, the Plan’s service providers charge a fee for processing loan applications and IDA transactions.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(g)                   Risks and Uncertainties

The Plan provides for various investment options in money market funds, mutual funds, common stocks, corporate debt, and government securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

(h)                   Concentrations

Investment in the common stock of Royal Bank of Canada comprises 8.7% and 7.4% of the Plan’s investments as of December 31, 2016 and 2015, respectively.

(3)                     Fair Value Measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. The inputs used in valuation techniques are prioritized as follows:

•                            Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•                            Level 2: Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets

•                  Quoted prices for identical or similar assets or liabilities in inactive markets

•                  Inputs other than quoted prices that are observable for the asset or liability

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•                            Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

If the determination of fair value measurement for a particular asset or liability is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2016 and 2015

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2016 and 2015.

Mutual funds and cash equivalents: Valued at the quoted NAV of shares held by the Plan at year-end. The Plan’s investment in the CNR Prime Money Market Fund is valued at cost, which approximates fair value.

U.S. Government securities: Valued using quoted prices and other inputs directly or indirectly observable for the asset. Prices for securities without market feeds are obtained through a third-party valuation source.

Common and preferred stock: Valued at the closing price reported on the active market on which the individual securities are traded. Prices for securities without market feeds are obtained through a third-party valuation source using quoted prices for similar assets in active markets or quoted prices for identical or similar assets in markets that are not active.

Corporate debt: Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Other assets: Include primarily partnership shares, which are valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust fund: Valued at the NAV of units of the collective trust. The NAV, as provided by the trustee of the common collective trust fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investments for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in a different fair value measurement at the reporting date.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2016 and 2015

As of December 31, 2016 and 2015, the Plan’s investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy:

	Fair value measurement as of
	December 31, 2016, using input type
Asset type	Level 1	Level 2	Level 3	Total
Cash equivalents	$85,944,273	$—	$—	$85,944,273
U.S. Government securities	—	8,004	—	8,004
Mutual funds	490,559,604	—	—	490,559,604
Common stock	80,333,529	205,238	—	80,538,767
Preferred stock	168,805	—	—	168,805
Corporate debt	—	71,357	—	71,357
Other assets	580,104	(19,170)	—	560,934
Total assets in the fair value hierarchy	657,586,315	265,429	—	657,851,744
Investments measured at net asset value (a)	—	—	—	65,838,706
Total investments, at fair value	$657,586,315	$265,429	$—	$723,690,450

	Fair value measurement as of
	December 31, 2015, using input type
Asset type	Level 1	Level 2	Level 3	Total
Cash equivalents	$94,480,875	$—	$—	$94,480,875
Mutual funds	451,207,268	—	—	451,207,268
Common stock	64,819,285	56,052	—	64,875,337
Preferred stock	150,824	—	—	150,824
Corporate debt	—	54,664	—	54,664
Other assets	184,697	9,343	—	194,040
Total assets in the fair value hierarchy	610,842,949	120,059	—	610,963,008
Investments measured at net asset value (a)	—	—	—	30,786,190
Total investments, at fair value	$610,842,949	$120,059	$—	$641,749,198

(a)    In accordance with Topic 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent), as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

(4)                     Party-in-Interest Transactions

Certain Plan investments are shares of CNR Mutual Funds managed by City National Rochdale and shares of common stock of Royal Bank of Canada. CNR is a wholly owned subsidiary of City National Bank, which is an indirect, wholly-owned subsidiary of Royal Bank of Canada, and thus, these are party-in-interest transactions.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(5)                     Income Taxes

The Company received a favorable tax determination letter on November 3, 2014 from the IRS stating that the Plan is qualified under IRC Section 401(a) and that the Trust is exempt from federal income taxes under provisions of Section 501(a). Subsequent to year end, the Company received a favorable tax determination letter on May 8, 2017. Although the determination received in 2017 did not include Plan amendments executed after January 7, 2016, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan may be subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)                     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the assets available for benefits between the financial statements and Form 5500 as of December 31, 2016 and 2015:

	2016	2015
Net assets available for benefits per the financial statements	$736,695,275	$672,220,609
Less interest income on notes receivable from participants	2,912	5,067
Net assets available for benefits per Form 5500	$736,692,363	$672,215,542

The following is a reconciliation of the net increase in net assets available for benefits between the financial statements and the Form 5500 for the years ended December 31, 2016 and 2015:

	2016	2015
Net increase in net assets available for benefits per the financial statements	$64,474,666	$11,984,893
Less interest income on notes receivable from participants	(2,155)	(2,089)
Net increase in net assets available for benefits per Form 5500	$64,476,821	$11,986,982

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2016 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2016

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	CASH EQUIVALENTS
*	City National Rochdale Gov Mm-Sv	710,244	City National Rochdale Gov Mm-Sv	^	710,243.92
	TDAM Money Market Portfolio Select	4,387,629	TDAM Money Market Portfolio Select	^	4,387,629.00
	Vanguard Federal Money Market	80,846,400	Vanguard Federal Money Market	^	80,846,400.07
			Total cash equivalents		85,944,272.99

	GOVERNMENT AND AGENCIES
	US Treasury Note/Bond 0.750% Due 06-30-17	8,000	US Treasury Note/Bond 0.750% Due 06-30-17	^	8,004.08
			Total government and agencies		8,004.08

	CORPORATE OBLIGATIONS
	Cliffs Natural Resources 5.900% 3/15/20	20,000	Cliffs Natural Resources 5.900% 3/15/20	^	19,460.00
	Qwest Corporation 7.250% 9/15/25	25,000	Qwest Corporation 7.250% 9/15/25	^	26,818.68
	Reliance Steel & Alum 4.500% 4/15/23	25,000	Reliance Steel & Alum 4.500% 4/15/23	^	25,078.25
			Total corporate obligations		71,356.93

	PREFERRED STOCKS
	Istar Finl Inc Pfd Ser D	2,000	Istar Finl Inc Pfd Ser D	^	48,980.00
	JPMorgan Chase & Co 5.45%	1,427	JPMorgan Chase & Co 5.45%	^	35,172.72
	Nate’s Foods Co Series E - RESTRICTED	72,196	Nate’s Foods Co Series E - RESTRICTED	^	0.00
	Northstar Realty Fin 8.25%	3,000	Northstar Realty Fin 8.25%	^	74,910.00
	Nustar Logistics LP 7.625% 1/15/2043	200	Nustar Logistics LP 7.625% 1/15/2043	^	5,160.00
	Wells Fargo & Co 5.5% Pfd	200	Wells Fargo & Co 5.5% Pfd	^	4,582.00
			Total preferred stocks		168,804.72

	COMMON STOCKS
	Abbott Laboratories	202	Abbott Laboratories	^	7,758.82
	Abbvie Inc	150	Abbvie Inc	^	9,393.00
	Abercrombie & Fitch Co. Cl A	2,206	Abercrombie & Fitch Co. Cl A	^	26,472.00
	Acacia Communications Inc	14	Acacia Communications Inc	^	864.50
	Acadia Pharmaceuticals Inc	200	Acadia Pharmaceuticals Inc	^	5,768.00
	Activision Blizzard Inc	600	Activision Blizzard Inc	^	21,666.00
	Acuity Brands	10	Acuity Brands	^	2,308.60
	Adobe Systems Inc.	600	Adobe Systems Inc.	^	61,770.00
	Advanced Micro Devices	328	Advanced Micro Devices	^	3,719.52
	AdvanSix Inc	9	AdvanSix Inc	^	199.26
	Advaxis Inc	350	Advaxis Inc	^	2,506.00
	Aes Corp	10	Aes Corp	^	116.20
	Aflac Inc	600	Aflac Inc	^	41,760.00
	AGNC Investment Corp	2,222	AGNC Investment Corp	^	40,288.90
	Air Lease Corp A	100	Air Lease Corp A	^	3,433.00
	Alcoa Inc	2,788	Alcoa Inc	^	78,287.04
	Alibaba Group Holding-Sp ADR	2,455	Alibaba Group Holding-Sp ADR	^	215,573.55
	Allergan plc	30	Allergan plc	^	6,300.30
	Ally Financial Inc	200	Ally Financial Inc	^	3,804.00
	Alnylam Pharmaceuticals Inc	200	Alnylam Pharmaceuticals Inc	^	7,488.00
	Alphabet Inc CL A	161	Alphabet Inc CL A	^	127,584.45
	Alphabet Inc Cl C	19	Alphabet Inc Cl C	^	14,664.58
	Altria Group Inc	3,100	Altria Group Inc	^	209,622.00
	Aluminum Corp of China ADR	41	Aluminum Corp of China ADR	^	418.61
	Amazon Com Inc	39	Amazon Com Inc	^	29,244.93
	American Electric Power Co	580	American Electric Power Co	^	36,516.80
	American Express Co.	333	American Express Co.	^	24,677.53
	American International Group	1,380	American International Group	^	90,127.80
	American International Group WTS	200	American International Group WTS	^	4,692.00
	American Water Works Co Inc	920	American Water Works Co Inc	^	66,571.20
	Amgen Inc	55	Amgen Inc	^	8,041.55
	Amico Games Corp (delisted 11/10/14)	250	Amico Games Corp (delisted 11/10/14)	^	0.00
	Amkor Technology Inc.	400	Amkor Technology Inc.	^	4,220.00
	Amtrust Financial Services	111	Amtrust Financial Services	^	3,039.18
	Annaly Capital Management Inc	1,989	Annaly Capital Management Inc	^	19,830.33

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2016 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2016

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	Apple Inc	4,639	Apple Inc	^	537,260.60
	Applied Material	100	Applied Material	^	3,227.00
	Apptio Inc - Class A	200	Apptio Inc - Class A	^	3,706.00
	Archer Daniels Midland	200	Archer Daniels Midland	^	9,130.00
	Arconic Inc	8,365	Arconic Inc	^	155,087.10
	Ares Capital Corp	25,791	Ares Capital Corp	^	425,293.59
	Arista Networks Inc	11	Arista Networks Inc	^	1,064.47
	Array Biopharma Inc	1,050	Array Biopharma Inc	^	9,229.50
	ARRIS Intl Inc	100	ARRIS Intl Inc	^	3,013.00
	Artisan Partners Asset Manag	100	Artisan Partners Asset Manag	^	2,975.00
	Artistdirect Inc (Delisted 8/5/2009)	80	Artistdirect Inc (Delisted 8/5/2009)	^	0.00
	Asanko Gold Inc	50	Asanko Gold Inc	^	153.00
	Astrazeneca Plc Sponsored Adr	100	Astrazeneca Plc Sponsored Adr	^	2,732.00
	At&t Inc	4,533	At&t Inc	^	192,788.49
	Avangrid Inc	120	Avangrid Inc	^	4,545.60
	Avid Technology Inc.	8	Avid Technology Inc.	^	35.20
	B&G Foods Inc A	90	B&G Foods Inc A	^	3,942.00
	Baker Hughes Inc.	80	Baker Hughes Inc.	^	5,197.60
	Banco Bilbao Vizcaya ADR	1	Banco Bilbao Vizcaya ADR	^	6.77
	Banco Santander Adr	8,002	Banco Santander Adr	^	41,449.74
	Bank Of America Corp	26,151	Bank Of America Corp	^	577,935.91
	Bank Of America Corp-Cw19	20,000	Bank Of America Corp-Cw19	^	199,000.00
	Bankunited Inc	335	Bankunited Inc	^	12,626.15
	Barclays Plc ADR	47	Barclays Plc ADR	^	517.00
	Bed Bath And Beyond Inc	1	Bed Bath And Beyond Inc	^	40.64
	Bellicum Pharmaceuticals Inc	300	Bellicum Pharmaceuticals Inc	^	4,086.00
	Berkshire Hathaway Inc Cl B	979	Berkshire Hathaway Inc Cl B	^	159,557.42
	BGC Partners Inc	400	BGC Partners Inc	^	4,092.00
	BHP Limited	131	BHP Limited	^	4,687.18
	Big Lots Inc	680	Big Lots Inc	^	34,142.80
	Biogen Inc	1,000	Biogen Inc	^	283,580.00
	Blackrock 2001 Term Tr Inc	160	Blackrock 2001 Term Tr Inc	^	60,886.40
	Blackstone Mortgage Tru-Cl A	100	Blackstone Mortgage Tru-Cl A	^	3,007.00
	Blue Buffalo Pet Products In	825	Blue Buffalo Pet Products In	^	19,833.00
	Boeing Company	205	Boeing Company	^	31,914.40
	Bofi Holding Inc	1	Bofi Holding Inc	^	28.55
	Bp Plc Spons Adr	622	Bp Plc Spons Adr	^	23,250.36
	Bristol-Myers Squibb Co	2,150	Bristol-Myers Squibb Co	^	125,667.92
	Bristow Group Inc	1,640	Bristow Group Inc	^	33,587.20
	Brookdale Senior Living Inc	900	Brookdale Senior Living Inc	^	11,178.00
	Cabot Oil & Gas Corp. Class A	595	Cabot Oil & Gas Corp. Class A	^	13,899.20
	Cameco Corp	200	Cameco Corp	^	2,094.00
	Canadian Solar Inc	25	Canadian Solar Inc	^	304.50
	Capital One Financial Corp Com	36	Capital One Financial Corp Com	^	3,140.64
	Capricor Therapeutics Inc	10	Capricor Therapeutics Inc	^	26.60
	Capstead Mtg Corp	5,000	Capstead Mtg Corp	^	50,950.00
	Care Capital Properties Inc	272	Care Capital Properties Inc	^	6,800.00
	Celgene Corp	2,847	Celgene Corp	^	329,540.25
	Celldex Therapeutics Inc	50,000	Celldex Therapeutics Inc	^	177,000.00
	Cerner Corp	100	Cerner Corp	^	4,737.00
	Charles Schwab Corporation	310	Charles Schwab Corporation	^	12,235.70
	Chatham Lodging Trust	102	Chatham Lodging Trust	^	2,101.83
	Cheniere Energy Inc	200	Cheniere Energy Inc	^	8,286.00
	Chesapeake Energy Corp	101	Chesapeake Energy Corp	^	709.02
	Chevron Corp	1,646	Chevron Corp	^	193,731.73
	Chicago Bridge & Iron - Ny Reg	115	Chicago Bridge & Iron - Ny Reg	^	3,651.25
	Chimera Investment Corp	30	Chimera Investment Corp	^	510.60
	Chipotle Mexican Grill - Cl A	100	Chipotle Mexican Grill - Cl A	^	37,732.00
	Chubb Ltd	40	Chubb Ltd	^	5,284.80
	Cincinnatti Financial Corp	65	Cincinnatti Financial Corp	^	4,923.75
	Cintas Corp	405	Cintas Corp	^	46,801.80
	Cisco Systems Inc	365	Cisco Systems Inc	^	11,030.30

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2016 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2016

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	Citigroup Inc	4,105	Citigroup Inc	^	243,944.52
	Citigroup Inc Cw19	10,000	Citigroup Inc Cw19	^	1,520.00
	Citizens Financial Group	116	Citizens Financial Group	^	4,133.08
	Cliffs Natural Resources Inc	1	Cliffs Natural Resources Inc	^	8.41
	CME Group Inc	580	CME Group Inc	^	66,903.00
	Coca-Cola Company	1,150	Coca-Cola Company	^	47,679.00
	Cognizant Tech Solutns Cl. A	32	Cognizant Tech Solutns Cl. A	^	1,792.96
	Colgate-Palmolive	1,060	Colgate-Palmolive	^	69,366.40
	Colony Starwood Homes	88	Colony Starwood Homes	^	2,535.28
	Comcast Corp Cl A	1,835	Comcast Corp Cl A	^	126,706.75
	Community Health Sys	2,000	Community Health Sys	^	11,180.00
	Conocophillips	2,793	Conocophillips	^	140,024.37
	Consolidated Communications	220	Consolidated Communications	^	5,907.00
	Consolidated Edison	300	Consolidated Edison	^	22,104.00
	Costco Wholesale Corp-New	649	Costco Wholesale Corp-New	^	103,911.39
	Credit Suisse Group Spon Adr	1	Credit Suisse Group Spon Adr	^	14.31
	CRH PLC-Sponsored ADR	200	CRH PLC-Sponsored ADR	^	6,876.00
	Crown Castle Intl Corp	100	Crown Castle Intl Corp	^	8,677.00
	Cummins Inc	20	Cummins Inc	^	2,733.40
	CVS Health Corp	618	CVS Health Corp	^	48,766.38
	Cyber-Ark Software Ltd/Israe	75	Cyber-Ark Software Ltd/Israe	^	3,412.50
	D R Horton Inc.	25	D R Horton Inc.	^	683.25
	Danaher Corp Del	555	Danaher Corp Del	^	43,201.20
	DDR Corp	200	DDR Corp	^	3,054.00
	Deep Rock Oil & Gas Inc (delisted)	101	Deep Rock Oil & Gas Inc (delisted)	^	0.00
	Dell Technologies Cl V	55	Dell Technologies Cl V	^	3,023.35
	Delta Air Lines Inc	100	Delta Air Lines Inc	^	4,919.00
	Deutsche Bank Ag Ord	760	Deutsche Bank Ag Ord	^	13,756.00
	Diamond Offshore Drill	100	Diamond Offshore Drill	^	1,770.00
	Diplomat Pharmacy Inc	800	Diplomat Pharmacy Inc	^	10,080.00
	Dish Network Corp	99	Dish Network Corp	^	5,735.07
	Disney Walt Co	1,081	Disney Walt Co	^	112,661.82
	DNIB Unwind Inc (delisted 10/11/16)	15,000	DNIB Unwind Inc (delisted 10/11/16)	^	0.00
	Dolby Laboratories Inc A	248	Dolby Laboratories Inc A	^	11,207.12
	Dominion Resources	30	Dominion Resources	^	2,297.70
	Dow Chemical Corp	60	Dow Chemical Corp	^	3,433.20
	Duke Energy Corp	530	Duke Energy Corp	^	41,138.60
	Dynacor Gold Mines Inc	800	Dynacor Gold Mines Inc	^	1,475.84
	Dynavax Technologies Corp	1,000	Dynavax Technologies Corp	^	3,950.00
	Eagle Materials Inc	15	Eagle Materials Inc	^	1,477.95
	Ecolab Inc	265	Ecolab Inc	^	31,063.30
	Edison Intl	1,000	Edison Intl	^	71,990.00
	Edwards Lifesciences	875	Edwards Lifesciences	^	81,987.50
	Eli Lilly & Company	805	Eli Lilly & Company	^	59,207.75
	Enerplus Corp	3,950	Enerplus Corp	^	37,445.00
	Ensco PLC	215	Ensco PLC	^	2,089.80
	EPR Properties	80	EPR Properties	^	5,741.60
	Equifax Inc.	265	Equifax Inc.	^	31,330.95
	Essex Property Trust Inc	189	Essex Property Trust Inc	^	43,942.50
	Eurobank Ergasias Sa-Uns ADR	1,000	Eurobank Ergasias Sa-Uns ADR	^	350.00
	Euronav NV	400	Euronav NV	^	3,180.00
	Euroseas LTD	10	Euroseas LTD	^	16.90
	Eversource Energy	90	Eversource Energy	^	4,970.70
	Exact Sciences Corp	19,000	Exact Sciences Corp	^	253,840.00
	Exelon Corp	2,500	Exelon Corp	^	88,725.00
	Exxon-Mobil Corporation	1,945	Exxon-Mobil Corporation	^	175,555.70
	Fabrinet Inc	2,000	Fabrinet Inc	^	80,600.00
	Facebook Inc-A	4,753	Facebook Inc-A	^	546,832.65
	Fannie Mae	2,300	Fannie Mae	^	8,970.00
	Fiat Chrysler Automobiles NV	335	Fiat Chrysler Automobiles NV	^	3,055.20
	Fireeye Inc	100	Fireeye Inc	^	1,190.00
	Firstenergy Corp	2,500	Firstenergy Corp	^	77,425.00

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2016 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2016

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	Fiserv Inc.	240	Fiserv Inc.	^	25,507.20
	Ford Motor Co New	354	Ford Motor Co New	^	4,289.88
	Fortinet Inc	20	Fortinet Inc	^	602.40
	Fortive Corp	45	Fortive Corp	^	2,413.35
	Franklin Resources Inc	71	Franklin Resources Inc	^	2,806.46
	Freeport-Mcmoran Inc	23,621	Freeport-Mcmoran Inc	^	311,560.99
	FreeSeas Inc (freed 02/07/17)	1	FreeSeas Inc (freed 02/07/17)	^	0.00
	Garrison Capital Inc	2,000	Garrison Capital Inc	^	18,700.00
	General Electric Co	4,040	General Electric Co	^	127,676.20
	General Mills	100	General Mills	^	6,177.00
	Gilead Sciences Inc	3,793	Gilead Sciences Inc	^	271,619.52
	Glaxosmithkline Plc Ads	1,140	Glaxosmithkline Plc Ads	^	43,901.40
	Global Ship Lease Inc Cl A	1,000	Global Ship Lease Inc Cl A	^	1,500.00
	Goldcorp Inc.	2,000	Goldcorp Inc.	^	27,200.00
	Golden Star Resources	3,000	Golden Star Resources	^	2,236.50
	Goldman Sachs Group Inc	572	Goldman Sachs Group Inc	^	136,965.40
	Gramercy Property Trust	630	Gramercy Property Trust	^	5,783.40
	Great Plains Energy	1	Great Plains Energy	^	27.35
	Gs Enviroservices Inc	250	Gs Enviroservices Inc	^	2.50
	Gulfport Energy Corp	200	Gulfport Energy Corp	^	4,328.00
	Habit Restaurants Inc/The-A	250	Habit Restaurants Inc/The-A	^	4,312.50
	Halliburton Company	51	Halliburton Company	^	2,767.62
	Hancock Fabrics (hkfiq 3/22/07)	17	Hancock Fabrics (hkfiq 3/22/07)	^	0.06
	Hanni Financial Corp	100	Hanni Financial Corp	^	3,490.00
	Hartford Financial Services Group	1	Hartford Financial Services Group	^	47.65
	Hasbro Inc.	50	Hasbro Inc.	^	3,889.50
	HCA Healthcare Inc	260	HCA Healthcare Inc	^	19,245.20
	HDFC Bank Ltd Adr	5	HDFC Bank Ltd Adr	^	303.40
	Healthcare Trust Of America	180	Healthcare Trust Of America	^	5,239.80
	Hercules Capital Inc	2,000	Hercules Capital Inc	^	28,220.00
	Heron Therapeutics Inc	450	Heron Therapeutics Inc	^	5,895.00
	Hexcel Corp New	325	Hexcel Corp New	^	16,718.00
	Home Depot Incorporated	908	Home Depot Incorporated	^	121,744.64
	Honeywell International	660	Honeywell International	^	76,461.00
	Houghton Mifflin Harcourt Co	222	Houghton Mifflin Harcourt Co	^	2,408.70
	Hsbc Hldgs PLC	1	Hsbc Hldgs PLC	^	40.18
	Illumina Inc	75	Illumina Inc	^	9,603.00
	Immunicon Corp (Delisted 7/25/2014)	6,000	Immunicon Corp (Delisted 7/25/2014)	^	0.00
	Immunocellular Therapeutics	58,750	Immunocellular Therapeutics	^	120,437.50
	Insys Therapeutics Inc	1,383	Insys Therapeutics Inc	^	12,723.60
	Intel Corporation	251	Intel Corporation	^	9,100.03
	International Paper	15	International Paper	^	795.90
	Intl Business Machines Inc	151	Intl Business Machines Inc	^	25,022.99
	Intrexon Corp	100	Intrexon Corp	^	2,430.00
	Investors Bancorp Inc	280	Investors Bancorp Inc	^	3,906.00
	Iron Mountain Inc	1,092	Iron Mountain Inc	^	35,468.16
	IXYS Corp	60	IXYS Corp	^	714.00
	Johnson & Johnson	822	Johnson & Johnson	^	94,678.20
	JPMorgan Chase & Co	1,125	JPMorgan Chase & Co	^	97,076.25
	Juno Therapeutics Inc	300	Juno Therapeutics Inc	^	5,655.00
	K T Corp Spon Adr	20	K T Corp Spon Adr	^	281.80
	Karyopharm Therapeutics Inc	3,000	Karyopharm Therapeutics Inc	^	28,200.00
	Kemet Corp	10,000	Kemet Corp	^	66,300.00
	Keryx Biopharmaceuticals	650	Keryx Biopharmaceuticals	^	3,809.00
	Keycorp	275	Keycorp	^	5,024.25
	Kimberly Clark	220	Kimberly Clark	^	25,106.40
	Kinder Morgan Inc	2,104	Kinder Morgan Inc	^	43,581.65
	Kite Pharma Inc	5,100	Kite Pharma Inc	^	228,684.00
	Kroger Co	300	Kroger Co	^	10,353.00
	Lamar Advertising Co A	80	Lamar Advertising Co A	^	5,379.20
	Lennar Corp	100	Lennar Corp	^	4,293.00
	Lennox Intl Inc	105	Lennox Intl Inc	^	16,082.85

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2016 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2016

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	Leucadia Natl Corp	390	Leucadia Natl Corp	^	9,067.50
	Liberty Property Trust	180	Liberty Property Trust	^	7,110.00
	Liquidity Services Inc	250	Liquidity Services Inc	^	2,437.50
	Lloyds Tsb Group Plc ADR	501	Lloyds Tsb Group Plc ADR	^	1,553.10
	Lockheed Martin Corp	43	Lockheed Martin Corp	^	10,747.42
	Lowes Co Inc	610	Lowes Co Inc	^	43,383.20
	Lsb Industries Inc	300	Lsb Industries Inc	^	2,526.00
	Ltc Properties Inc	50	Ltc Properties Inc	^	2,349.00
	Lululemon Athletica Inc	100	Lululemon Athletica Inc	^	6,499.00
	Macquarie Infrastructure Corp	300	Macquarie Infrastructure Corp	^	24,510.00
	Magna Int’l Inc.	1,345	Magna Int’l Inc.	^	58,373.00
	Mastercard Inc A	1,060	Mastercard Inc A	^	109,445.00
	Mcdermott Int’l	1,897	Mcdermott Int’l	^	14,018.83
	Mcdonalds Corp	505	Mcdonalds Corp	^	61,468.60
	Mead Johnson Nutrition Co A	1	Mead Johnson Nutrition Co A	^	70.76
	Medical Marijuana Inc	29,200	Medical Marijuana Inc	^	5,869.20
	Medical Properties Trust Inc	1,000	Medical Properties Trust Inc	^	12,300.00
	Medtronic PLC	113	Medtronic PLC	^	8,066.30
	Merck & Company Inc	206	Merck & Company Inc	^	12,127.22
	Mercury Gen Corp	100	Mercury Gen Corp	^	6,021.00
	Meritage Homes Corp	200	Meritage Homes Corp	^	6,960.00
	Mesa Air Group Inc (Delisted 3/2/2011)	4,000	Mesa Air Group Inc (Delisted 3/2/2011)	^	0.00
	Mgp Ingredients Inc	33	Mgp Ingredients Inc	^	1,649.34
	Michael Kors Hldgs Ltd Shs	109	Michael Kors Hldgs Ltd Shs	^	4,684.82
	Micron Tech. Inc.	3,000	Micron Tech. Inc.	^	65,760.00
	Microsoft Corporation	2,167	Microsoft Corporation	^	134,671.86
	Mid America Apt Community	65	Mid America Apt Community	^	6,364.80
	Mimedx Group Inc	1	Mimedx Group Inc	^	8.86
	Mobile Telesys Ojsc Spon Adr	101	Mobile Telesys Ojsc Spon Adr	^	920.11
	Mobileye Nv	11,001	Mobileye Nv	^	419,358.12
	Molson Coors Brewing Co-B	417	Molson Coors Brewing Co-B	^	40,541.39
	Mondelez International Inc	101	Mondelez International Inc	^	4,477.33
	Monitise PLC	60,000	Monitise PLC	^	1,974.00
	Monster Beverage Corp	120	Monster Beverage Corp	^	5,320.80
	Morgan Stanley	76	Morgan Stanley	^	3,211.00
	MSG Networks Inc	250	MSG Networks Inc	^	5,375.00
	Nantkwest Inc	50,000	Nantkwest Inc	^	286,000.00
	Nate’s Food Co	1,017,308	Nate’s Food Co	^	2,543.27
	National Bank Of Greece ADR	17,072	National Bank Of Greece ADR	^	4,558.22
	National Grid Transco Plc	1	National Grid Transco Plc	^	58.33
	National Retail Properties Inc	140	National Retail Properties Inc	^	6,188.00
	Navient Corp	310	Navient Corp	^	5,093.30
	NetEase Inc	26	NetEase Inc	^	5,691.65
	Netflix Inc	1,700	Netflix Inc	^	210,460.00
	Netgear Inc	292	Netgear Inc	^	15,870.20
	New Mountain Finance Corp	2,000	New Mountain Finance Corp	^	28,200.00
	Newlink Genetics Corp	200	Newlink Genetics Corp	^	2,056.00
	Nokia Corp ADR	1,300	Nokia Corp ADR	^	6,253.00
	Nordic American Tankers Ltd	401	Nordic American Tankers Ltd	^	3,368.40
	Norfolk Southern Co.	100	Norfolk Southern Co.	^	10,807.00
	Nortel Networks (delisted 10/14/15)	2	Nortel Networks (delisted 10/14/15)	^	0.00
	Northrop Grumman Corp	140	Northrop Grumman Corp	^	32,561.20
	Novavax Inc.	8,850	Novavax Inc.	^	11,151.00
	Novocure Ltd	200	Novocure Ltd	^	1,570.00
	Novo-Nordisk As	100	Novo-Nordisk As	^	3,586.00
	Nutanix Inc - A	1	Nutanix Inc - A	^	26.56
	Nutrafuels Inc	101	Nutrafuels Inc	^	38.38
	NXP Semiconductors Nv	813	NXP Semiconductors Nv	^	79,682.13
	Occidental Petroleum Corp.	65	Occidental Petroleum Corp.	^	4,629.95
	Ocular Therapeutix Inc	600	Ocular Therapeutix Inc	^	5,022.00
	One Gas Inc	79	One Gas Inc	^	5,052.84
	Orezone Gold Corp	300	Orezone Gold Corp	^	115.02

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2016 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2016

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	Organovo Holdings Inc	200	Organovo Holdings Inc	^	678.00
	Palo Alto Networks Inc	40	Palo Alto Networks Inc	^	5,002.00
	Panasonic Corp	750	Panasonic Corp	^	7,620.00
	Paychex Inc	80	Paychex Inc	^	4,870.40
	Paypal Holdings Inc	4,025	Paypal Holdings Inc	^	158,866.75
	PDL Biopharma Inc	3,000	PDL Biopharma Inc	^	6,360.00
	Peabody Energy Corp (delisted 04/03/17)	1	Peabody Energy Corp (delisted 04/03/17)	^	5.00
	Pengrowth Energy Corp	860	Pengrowth Energy Corp	^	1,221.20
	Pepsico Inc	1,085	Pepsico Inc	^	113,523.55
	Perion Network Ltd	1,000	Perion Network Ltd	^	1,420.00
	Perrigo Co PLC	169	Perrigo Co PLC	^	14,065.87
	Petersen Cos Inc Cl A	200	Petersen Cos Inc Cl A	^	101.02
	Petrochina Co	10	Petrochina Co	^	737.00
	Petroleo Brasileiro Spon Adr	1	Petroleo Brasileiro Spon Adr	^	10.11
	Pfizer Incorporated	840	Pfizer Incorporated	^	27,283.20
	Pg&e Corp	1,475	Pg&e Corp	^	89,635.75
	Philip Morris International	65	Philip Morris International	^	5,946.85
	Phillips 66	1,450	Phillips 66	^	125,294.50
	Pioneer Natural Resources Co	35	Pioneer Natural Resources Co	^	6,302.45
	Pnc Financial Svc Group	340	Pnc Financial Svc Group	^	39,766.40
	Popeyes louisiana Kitchen Inc (acquired 03/28/17)	101	Popeyes louisiana Kitchen Inc (acquired 03/28/17)	^	6,108.48
	Portola Pharmaceuticals Inc	800	Portola Pharmaceuticals Inc	^	17,952.00
	Portugal Telecomm Sgps S A Sponsored ADR	1,001	Portugal Telecomm Sgps S A Sponsored ADR	^	178.18
	Potash Corp	45	Potash Corp	^	814.05
	Ppl Corp	3,100	Ppl Corp	^	105,555.00
	Preferred Bank/Los Angeles	3	Preferred Bank/Los Angeles	^	157.26
	Priceline Group Inc/The	4	Priceline Group Inc/The	^	5,864.24
	Procter & Gamble Co	835	Procter & Gamble Co	^	70,206.80
	Prudential Finl Inc	719	Prudential Finl Inc	^	74,819.14
	Pulte Group Inc	3,050	Pulte Group Inc	^	56,059.00
	Qiwi Plc-Sponsored ADR	1	Qiwi Plc-Sponsored ADR	^	12.77
	Qorvo Inc	2,343	Qorvo Inc	^	123,546.39
	Qualcomm	345	Qualcomm	^	22,494.00
	Quality Systems Inc	765	Quality Systems Inc	^	10,053.99
	Raytheon Co	145	Raytheon Co	^	20,590.00
	Real Industry Inc	2	Real Industry Inc	^	12.20
	Regions Finl Corp Com	650	Regions Finl Corp Com	^	9,334.00
	Restaurant Brands Intl Inc	71	Restaurant Brands Intl Inc	^	3,372.52
	Rio Tinto PLC ADR	1	Rio Tinto PLC ADR	^	38.46
	Rite Aid Corp	600	Rite Aid Corp	^	4,944.00
*	Royal Bank Of Canada	947,387	Royal Bank Of Canada	^	64,147,579.95
	Royal Bank Of Scotland Spons ADR	700	Royal Bank Of Scotland Spons ADR	^	3,871.00
	Royal Dutch Shell PLC - ADR A	10,114	Royal Dutch Shell PLC - ADR A	^	549,978.22
	Royal Gold Inc	280	Royal Gold Inc	^	17,738.00
	Royal Ptt Nederland Adr	1,000	Royal Ptt Nederland Adr	^	3,000.00
	Salesforce.Com Inc	1	Salesforce.Com Inc	^	68.46
	Samaritan Pharmaceuticals (Delisted 8/15/2011)	1,166	Samaritan Pharmaceuticals (Delisted 8/15/2011)	^	0.00
	Sandstorm Gold Ltd	600	Sandstorm Gold Ltd	^	2,340.00
	Sangamo Therapeutics Inc	10,450	Sangamo Therapeutics Inc	^	31,872.50
	Santander Consumer USA Holdi	1	Santander Consumer USA Holdi	^	13.50
	Sarepta Therapeutics Inc	12,400	Sarepta Therapeutics Inc	^	340,132.00
	Scana Corp	40	Scana Corp	^	2,931.20
	Schlumberger Ltd	769	Schlumberger Ltd	^	64,557.55
	Seabridge Res Inc	325	Seabridge Res Inc	^	2,648.75
	Seadrill Ltd	3,820	Seadrill Ltd	^	13,026.20
	Shake Shack Inc - Class A	100	Shake Shack Inc - Class A	^	3,579.00
	Shire PLC ADR	15	Shire PLC ADR	^	2,555.70
	Shopify Inc - A	75	Shopify Inc - A	^	3,215.25
	Silver Wheaton Corp	290	Silver Wheaton Corp	^	5,602.80
	Six Flags Entertainment Corp	60	Six Flags Entertainment Corp	^	3,597.60
	Sodastream International Ltd	200	Sodastream International Ltd	^	7,894.00
	Sonic Automotive Cl A	14	Sonic Automotive Cl A	^	320.60

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2016 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2016

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	Southern Company	1,500	Southern Company	^	73,785.00
	Spark Therapeutics Inc	50	Spark Therapeutics Inc	^	2,495.00
	Stag Industrial Inc	400	Stag Industrial Inc	^	9,548.00
	Standard Motor Prods	1,231	Standard Motor Prods	^	65,513.82
	Starbucks Corp.	1,365	Starbucks Corp.	^	75,805.79
	Starpharma Holdings-Spon Adr	10,600	Starpharma Holdings-Spon Adr	^	55,650.00
	Starwood Property Trust Inc	441	Starwood Property Trust Inc	^	9,679.95
	Stemline Therapeutics Inc	4,000	Stemline Therapeutics Inc	^	42,800.00
	Stereotaxis Inc	62,000	Stereotaxis Inc	^	40,293.80
	Strata Skin Sciences Inc (sskn 04/07/17)	4,000	Strata Skin Sciences Inc (sskn 04/07/17)	^	1,760.00
	Sunpower Corp	4,000	Sunpower Corp	^	26,440.00
	Suntrust Banks	360	Suntrust Banks	^	19,746.00
	Swift Energy Co Com (82836g102 05/05/17)	2	Swift Energy Co Com (82836g102 05/05/17)	^	67.40
	Swift Energy Co Warrant (Company bankrupt 4/15/2016)	9	Swift Energy Co Warrant (Company bankrupt 4/15/2016)	^	0.00
	Swift Energy Co Warrant (Company bankrupt 4/15/2016)	9	Swift Energy Co Warrant (Company bankrupt 4/15/2016)	^	0.00
	Synchrony Financial	605	Synchrony Financial	^	21,943.35
	Sysco Corp	50	Sysco Corp	^	2,768.50
	T Rowe Price & Assoc Inc	180	T Rowe Price & Assoc Inc	^	13,546.80
	Taiwan Semiconductor	143	Taiwan Semiconductor	^	4,103.14
	Target Corp	200	Target Corp	^	14,446.00
	Taseko Mines LTD	16,500	Taseko Mines LTD	^	14,062.95
	Telefonica S A Sponsored Adr	102	Telefonica S A Sponsored Adr	^	938.40
	Teranga Gold Corp (tgcdd 05/08/17)	200	Teranga Gold Corp (tgcdd 05/08/17)	^	127.12
	Tesla Inc	108	Tesla Inc	^	23,078.52
	Teva Pharmaceutical Industries LTD ADR	155	Teva Pharmaceutical Industries LTD ADR	^	5,618.75
	Textron Inc	465	Textron Inc	^	22,580.40
	The Kraft Heinz Co	133	The Kraft Heinz Co	^	11,613.56
	Thermo Fisher Scientific Inc	565	Thermo Fisher Scientific Inc	^	79,721.50
	Tidewater Inc.	10	Tidewater Inc.	^	34.10
	Tilly’s Inc-Class A Shrs	200	Tilly’s Inc-Class A Shrs	^	2,638.00
	Time Warner Inc	480	Time Warner Inc	^	46,334.40
	Transenterix Inc	5,000	Transenterix Inc	^	6,500.00
	Transgenomic Inc	416	Transgenomic Inc	^	118.23
	Transocean Ltd	1,281	Transocean Ltd	^	18,881.94
	Tucows Inc	100	Tucows Inc	^	3,525.00
	Twilio Inc - A	1,000	Twilio Inc - A	^	28,850.00
	Twitter Inc	6,456	Twitter Inc	^	105,232.80
	Tyson Foods Inc Cl A	135	Tyson Foods Inc Cl A	^	8,326.80
	UBS Group AG	1	UBS Group AG	^	15.67
	Umb Financial Corp	51	Umb Financial Corp	^	3,933.12
	Under Armor Inc - Cl A	2,000	Under Armor Inc - Cl A	^	58,100.00
	Union Pacific Corp.	195	Union Pacific Corp.	^	20,217.60
	Unitedhealth Group Inc	475	Unitedhealth Group Inc	^	76,019.00
	US Bancorp - Del	1,335	US Bancorp - Del	^	68,578.95
	Us Global Nanospace Inc	2,000	Us Global Nanospace Inc	^	0.80
	V.F. Corp.	137	V.F. Corp.	^	7,308.95
	Valeant Pharmaceuticals Intl	1,173	Valeant Pharmaceuticals Intl	^	17,031.96
	Valero Energy Corp New	63	Valero Energy Corp New	^	4,304.16
	Vector Group Ltd	252	Vector Group Ltd	^	5,730.48
	Vectren Corp Indiana Com	50	Vectren Corp Indiana Com	^	2,607.50
	Vedanta Ltd	1	Vedanta Ltd	^	12.42
	Veolia Environnement ADR	1	Veolia Environnement ADR	^	17.06
	Verisign Inc.	90	Verisign Inc.	^	6,846.30
	Verizon Communications	4,511	Verizon Communications	^	240,794.78
	Vesta Insurance Group Inc (Delisted 12/29/2006)	110	Vesta Insurance Group Inc (Delisted 12/29/2006)	^	0.00
	Visa Inc Class A Shares	1,196	Visa Inc Class A Shares	^	93,311.92
	Vonage Holdings Corp	25,000	Vonage Holdings Corp	^	171,250.00
	Vulcan Matls Co	50	Vulcan Matls Co	^	6,257.50
	W P Carey Inc	60	W P Carey Inc	^	3,545.40
	W&T Offshore Inc	700	W&T Offshore Inc	^	1,939.00
	Wabtec	635	Wabtec	^	52,717.70
	Waddell & Reed Financial Cl A	201	Waddell & Reed Financial Cl A	^	3,921.51

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2016 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2016

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	Walgreens Boots Alliance Inc	131	Walgreens Boots Alliance Inc	^	10,801.67
	Wal-Mart Stores Inc	1,740	Wal-Mart Stores Inc	^	120,268.80
	Waste Management Inc	500	Waste Management Inc	^	35,455.00
	Wells Fargo & Co New	250	Wells Fargo & Co New	^	13,797.06
	Welltower Inc	70	Welltower Inc	^	4,685.10
	Westar Energy Inc.	50	Westar Energy Inc.	^	2,817.50
	Westport Innovations Inc	500	Westport Innovations Inc	^	565.00
	Whitewave Foods Co - A (acquired 04/12/17)	150	Whitewave Foods Co - A (acquired 04/12/17)	^	8,340.00
	Whole Foods Market Inc.	1,000	Whole Foods Market Inc.	^	30,760.00
	Williams Co.	201	Williams Co.	^	6,259.14
	WPX Energy Inc	1,300	WPX Energy Inc	^	18,941.00
	Xcel Energy Inc	130	Xcel Energy Inc	^	5,291.00
	Xilinx Inc	77	Xilinx Inc	^	4,675.29
	XL Group Ltd	5	XL Group Ltd	^	186.30
	Yellow Media Ltd	25	Yellow Media Ltd	^	324.50
	Yellow Media Ltd-Cw22	14	Yellow Media Ltd-Cw22	^	25.76
	Yum China Holdings Inc	813	Yum China Holdings Inc	^	21,239.58
	Yum! Brands Inc.	818	Yum! Brands Inc.	^	51,821.42
	ZioPharm Oncology Inc	100	ZioPharm Oncology Inc	^	535.00
	Zix Corp	1,000	Zix Corp	^	4,940.00
	Zoetis Inc	5,600	Zoetis Inc	^	299,768.00
	Zynga Inc	800	Zynga Inc	^	2,056.00
			Total common stocks		80,538,766.43

	COMMON COLLECTIVE FUNDS
	Loomis Sayles Large Cap Growth Trust C	2,069,955	Loomis Sayles Large Cap Growth Trust C	^	31,297,724.89
	Prudential Core Plus Bond Fund Class 5	228,340	Prudential Core Plus Bond Fund Class 5	^	34,540,981.51
			Total common collective funds		65,838,706.40

	MUTUAL FUNDS
	Akre Focus Fund-Ret	2,271	Akre Focus Fund-Ret	^	56,759.06
	Alerian Mlp ETF	222	Alerian Mlp ETF	^	2,797.20
	Alps Sector Dividend Dogs	125	Alps Sector Dividend Dogs	^	5,258.75
	American Funds - New World Fun	339,990	American Funds - New World Fun	^	17,478,869.24
	Boulder Growth & Income Fund	200	Boulder Growth & Income Fund	^	1,788.00
	Brookfield Gl Listed Real Estate Fund - Cl Y	3,683	Brookfield Gl Listed Real Estate Fund - Cl Y	^	46,515.61
	Brookfield Real Assets Income Fund Inc	137	Brookfield Real Assets Income Fund Inc	^	3,056.47
	Brown Cap Small Co Instl	352	Brown Cap Small Co Instl	^	25,866.38
	Calamos Conv Opp Inc Sbi	1,309	Calamos Conv Opp Inc Sbi	^	13,204.08
	Calamos Convertible & High Income	6,517	Calamos Convertible & High Income	^	68,756.38
	Calamos Global Total Return	1,000	Calamos Global Total Return	^	10,530.00
	Cambria Global Asset Allocat	400	Cambria Global Asset Allocat	^	9,786.00
	Cambria Global Momentum Etf	500	Cambria Global Momentum Etf	^	11,600.00
	Cambria Shareholder Yield Et	1,000	Cambria Shareholder Yield Et	^	32,530.00
*	City National Rochdale Government Bond Fund Instl	4,051,966	City National Rochdale Government Bond Fund Instl	^	42,424,082.51
*	City National Rochdale High Yield Bd Fd - Ins #2645	3,924,959	City National Rochdale High Yield Bd Fd - Ins #2645	^	31,085,675.13
*	City National Rochdale Fixed Income Opportunities Fund Cl N	90,644	City National Rochdale Fixed Income Opportunities Fund Cl N	^	2,316,869.71
*	City National Rochdale Corp Bd-Sv	103,886	City National Rochdale Corp Bd-Sv	^	1,076,258.31
*	City National Rochdale Emerging Mkt -Cl Y	25,529	City National Rochdale Emerging Mkt -Cl Y	^	990,256.37
*	City National Rochdale Government Bond Fund Svc	44,343	City National Rochdale Government Bond Fund Svc	^	463,828.79
*	City National Rochdale Dividend & Income Fund Cl N	7,670	City National Rochdale Dividend & Income Fund Cl N	^	303,436.24
*	City National Rochdale High Yield Bond-Sv	6,034	City National Rochdale High Yield Bond-Sv	^	47,789.75
*	City National Rochdale U.S. Core Equity -Srv	2,178	City National Rochdale U.S. Core Equity -Srv	^	29,384.07
*	City National Rochdale Emerging Markets Fund Cl N	339	City National Rochdale Emerging Markets Fund Cl N	^	13,147.47
	Columbia Mid-Cap Value-Y	467,655	Columbia Mid-Cap Value-Y	^	6,837,115.00
	Delaware Small Cap Value I	559,627	Delaware Small Cap Value I	^	35,239,710.17
	Direxion Daily Gold Miners Index Bull 3X Shares (nugt 05/01/17)	15,000	Direxion Daily Gold Miners Index Bull 3X Shares (nugt 05/01/17)	^	114,600.00
	Direxion Daily Latin America	6	Direxion Daily Latin America	^	468.65
	Dodge & Cox Income	3,768	Dodge & Cox Income	^	51,207.61
	Doubleline Total Return Bond N	7,835	Doubleline Total Return Bond N	^	83,203.01
	Drxn Daily S&P Biotech Bull	3,501	Drxn Daily S&P Biotech Bull	^	109,616.31
	Drxn Daily S&P Oil&Gas Bear	710	Drxn Daily S&P Oil&Gas Bear	^	9,258.40

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2016 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2016

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	Eagle Small Cap Growth R5	705,381	Eagle Small Cap Growth R5	^	38,739,509.69
	Eaton Vance Sr Floating Rate Fund	100	Eaton Vance Sr Floating Rate Fund	^	1,473.00
	Eaton Vance Fl Rate Adv-I	6,028	Eaton Vance Fl Rate Adv-I	^	65,279.27
	Energy Select Sector Spdr	200	Energy Select Sector Spdr	^	15,064.00
	EuroPacific Growth R6	828,987	EuroPacific Growth R6	^	37,337,569.53
	Fidelity Business & Outsource	144	Fidelity Business & Outsource	^	6,050.71
	Fidelity New Markets Inc	1,781	Fidelity New Markets Inc	^	27,782.54
	Fidelity Otc	301	Fidelity Otc	^	25,041.66
	Fidelity Sel Constr&hous	107	Fidelity Sel Constr&hous	^	6,322.68
	Fidelity Sel Defense&aer	39	Fidelity Sel Defense&aer	^	5,001.98
	Fidelity Sel Med Equip	146	Fidelity Sel Med Equip	^	5,374.95
	Fidelity Sel Retailing	60	Fidelity Sel Retailing	^	6,539.97
	Fidelity Select Semiconductors Porfolio	66	Fidelity Select Semiconductors Porfolio	^	6,258.66
	Fidelity Select Software and IT Services Portfolio	53	Fidelity Select Software and IT Services Portfolio	^	6,831.04
	Financial Select Sector Spdr	200	Financial Select Sector Spdr	^	4,650.00
	First Trust Multi Cap Growth	3,000	First Trust Multi Cap Growth	^	156,990.00
	Gabelli Equity Tr Inc	1,050	Gabelli Equity Tr Inc	^	5,796.00
	Global X Lithium & Battery Tech ETF	105	Global X Lithium & Battery Tech ETF	^	2,559.90
	Global X MSCI Columbia ETF	339	Global X MSCI Columbia ETF	^	3,088.01
	Guggenheim S&P 500 Equal Weight	4,274	Guggenheim S&P 500 Equal Weight	^	370,299.36
	Highland/Iboxx Senior Loan E	1,715	Highland/Iboxx Senior Loan E	^	32,156.42
	Homestead Small Company Stock	434	Homestead Small Company Stock	^	17,831.01
	Infracap MLP ETF	450	Infracap MLP ETF	^	5,098.50
	iShares 20+ Year Treasury Bond	85	iShares 20+ Year Treasury Bond	^	10,126.05
	Ishares Core S&P Mid-Cap ETF	170	Ishares Core S&P Mid-Cap ETF	^	28,107.80
	Ishares Core S&P Small-Cap ETF	825	Ishares Core S&P Small-Cap ETF	^	113,454.00
	Ishares Gold Trust	5,235	Ishares Gold Trust	^	58,003.80
	iShares Mortgage Real Estate Capped ETF	25	iShares Mortgage Real Estate Capped ETF	^	1,051.50
	iShares MSCI Austria Capped ETF	300	iShares MSCI Austria Capped ETF	^	4,959.00
	iShares MSCI Germany ETF	11	iShares MSCI Germany ETF	^	291.28
	iShares MSCI Italy Capped ETF	200	iShares MSCI Italy Capped ETF	^	4,842.00
	iShares MSCI Mexico Capped Investable Market Index Fd	60	iShares MSCI Mexico Capped Investable Market Index Fund	^	2,638.20
	iShares MSCI Russia Capped ETF	400	iShares MSCI Russia Capped ETF	^	13,408.00
	iShares MSCI South Africa ETF	100	iShares MSCI South Africa ETF	^	5,236.00
	iShares MSCI Spain Capped ETF	111	iShares MSCI Spain Capped ETF	^	2,942.61
	iShares MSCI Switzerland Cappe	11	iShares MSCI Switzerland Cappe	^	324.06
	iShares MSCI Taiwan Capped ETF	142	iShares MSCI Taiwan Capped ETF	^	4,170.54
	iShares MSCI USA ETF	5	iShares MSCI USA ETF	^	153.45
	iShares Russell 2000 ETF	100	iShares Russell 2000 ETF	^	13,485.00
	iShares Russell 2000 Growth ETF	65	iShares Russell 2000 Growth ETF	^	10,006.10
	ISHARES SILVER TRUST ISHARES	2,001	ISHARES SILVER TRUST ISHARES	^	30,235.11
	iShares US Preferred Stock ETF	500	iShares US Preferred Stock ETF	^	18,605.00
	Janus Enterprise - N	307,272	Janus Enterprise - N	^	29,332,163.16
	Janus Global Unconstrained Bond-T	3,601	Janus Global Unconstrained Bond-T	^	34,531.89
	John Hancock Disciplined Value Fund R6	2,258,594	John Hancock Disciplined Value Fund R6	^	43,794,131.86
	John Hancock Preferred Income Fund	2,000	John Hancock Preferred Income Fund	^	40,700.00
	Kayne Anderson Energy Total Return	3,006	Kayne Anderson Energy Total Return	^	35,497.74
	Matthews India Fund	308	Matthews India Fund	^	7,905.38
	Meridian Growth	1,062	Meridian Growth	^	37,707.34
	Nuveen Credit Strategies Income Fund	3,984	Nuveen Credit Strategies Income Fund	^	35,257.61
	Nuveen Nasdaq 100 Dynamic Ov	1,489	Nuveen Nasdaq 100 Dynamic Ov	^	27,635.84
	Nuveen Pfd Income Opportunities Fund	4,981	Nuveen Pfd Income Opportunities Fund	^	49,017.52
	Nuveen S&P 500 Buy-Write Inc	1,038	Nuveen S&P 500 Buy-Write Inc	^	13,203.36
	Oakmark I	58	Oakmark I	^	4,208.84
	Oppenheimer Developing Markets I	1,069	Oppenheimer Developing Markets I	^	34,166.93
	Pimco All Asset Fund D	3,111	Pimco All Asset Fund D	^	34,720.00
	Pimco Corporate & Income Opportunity Fund	1,364	Pimco Corporate & Income Opportunity Fund	^	19,513.22
	Pimco Corporate & Income Strategy Fund	1,000	Pimco Corporate & Income Strategy Fund	^	14,780.00
	Pimco Dynamic Credit and Mortgaga Income Fund	375	Pimco Dynamic Credit and Mortgaga Income Fund	^	7,582.50
	Pimco High Income Fund	6,597	Pimco High Income Fund	^	60,498.63
	Pimco Income Opportunity Fund	1,397	Pimco Income Opportunity Fund	^	32,363.67
	Powershares Db Oil 2X Short	96	Powershares Db Oil 2X Short	^	10,077.10

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2016 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2016

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	Powershares DWA Smallcap Momentum Portfolio	6,500	Powershares DWA Smallcap Momentum Portfolio	^	262,600.00
	Powershares DWS Momentum Portfolio	2,533	Powershares DWS Momentum Portfolio	^	106,386.00
	Powershares Preferred Portfolio	340	Powershares Preferred Portfolio	^	4,838.20
	Powershares S&P 500 High Dividend Low Volatility Portf	150	Powershares S&P 500 High Dividend Low Volatility Portfolio	^	5,877.00
	Primecap Odyssey Aggr Growth	753	Primecap Odyssey Aggr Growth	^	25,215.90
	Proshares Short High Yield	400	Proshares Short High Yield	^	9,856.00
	Proshares Short QQQ	75	Proshares Short QQQ	^	3,547.50
	Proshares TR Ultra Oil & Gas	1	Proshares TR Ultra Oil & Gas	^	43.61
	Proshares Ultra Vix St Future (uvxy 01/12/17)	500	Proshares Ultra Vix St Future (uvxy 01/12/17)	^	4,375.00
	Proshares Ultrashort Real Estate	213	Proshares Ultrashort Real Estate	^	7,595.58
	Proshares Ultrashort S&P 500	1,500	Proshares Ultrashort S&P 500	^	22,665.00
	Proshrs Rsl 2000 Dvd Grw Etf	3,827	Proshrs Rsl 2000 Dvd Grw Etf	^	205,662.98
	Prshrs S&P Mid 400 Dvd Arist	1,618	Prshrs S&P Mid 400 Dvd Arist	^	81,482.48
	Ranger Equity Bear ETF	700	Ranger Equity Bear ETF	^	6,475.00
	Reaves Utility Income Trust	200	Reaves Utility Income Trust	^	6,142.00
	Select Sector Spdr Utilities	1	Select Sector Spdr Utilities	^	48.57
	SPDR Biotech ETF	5,100	SPDR Biotech ETF	^	301,869.00
	SPDR GOLD TRUST GOLD SHS	245	SPDR GOLD TRUST GOLD SHS	^	26,854.45
	SPDR S&P 500 ETF Trust	715	SPDR S&P 500 ETF Trust	^	159,823.95
	Spdr S&P Dividend	1,051	Spdr S&P Dividend	^	89,923.56
	Spdr S&P Midcap 400 EFT Trust	350	Spdr S&P Midcap 400 EFT Trust	^	105,605.50
	Sprott Physical Gold Trust	1,683	Sprott Physical Gold Trust	^	15,803.37
	Stone Ridge Reinsur Risk Pre	20,789	Stone Ridge Reinsur Risk Pre	^	210,797.13
	T Rowe Price Retire 2035	9,832	T Rowe Price Retire 2035	^	160,157.06
	T. Rowe Price Cap Apprec	3,640	T. Rowe Price Cap Apprec	^	95,322.22
	T. Rowe Price Health Sci	927	T. Rowe Price Health Sci	^	54,787.90
	T. Rowe Price Scitech	54	T. Rowe Price Scitech	^	1,979.13
	Technology Select Sector Spdr	200	Technology Select Sector Spdr	^	9,672.00
	Templeton Global Bond Fd - Ad	1,260,651	Templeton Global Bond Fd - Ad	^	15,077,384.91
	Tiaa Cref Inst Intl Equity Index Fund R	205	Tiaa Cref Inst Intl Equity Index Fund R	^	3,461.21
	TIAA Crf Large Cap Gr Idx Retire	631	TIAA Crf Large Cap Gr Idx Retire	^	14,365.77
	TIAA-Cref Bond Fund-Rtr	1,279	TIAA-Cref Bond Fund-Rtr	^	13,339.55
	TIAA-Cref Gl Nat Res-Rtr	219	TIAA-Cref Gl Nat Res-Rtr	^	1,857.07
	TIAA-Cref Real Est Sec-Rtl	145	TIAA-Cref Real Est Sec-Rtl	^	2,143.07
	Touchstone Small Cap Fund Y	13,850	Touchstone Small Cap Fund Y	^	242,090.05
	Tweedy Browne Global Value	9,075	Tweedy Browne Global Value	^	227,228.01
	United States Oil Fund LP	950	United States Oil Fund LP	^	11,134.00
	US Natural Gas Fund LP	1	US Natural Gas Fund LP	^	9.34
	VanEck Vectors BDC Inc ETF	200	VanEck Vectors BDC Inc ETF	^	3,601.18
	VanEck Vectors Egypt Index ETF	100	VanEck Vectors Egypt Index ETF	^	2,640.00
	VanEck Vectors Poland ETF	300	VanEck Vectors Poland ETF	^	4,023.00
	VanEck Vectors Russia ETF	1	VanEck Vectors Russia ETF	^	21.22
	Vanguard FTSE All WO X US SC	225	Vanguard FTSE All WO X US SC	^	21,156.75
	Vanguard FTSE All-World Ex-US	1,241	Vanguard FTSE All-World Ex-US	^	54,827.38
	Vanguard FTSE Developed Markets ETF	410	Vanguard FTSE Developed Markets ETF	^	14,981.40
	Vanguard FTSE Emerging Market	1,066	Vanguard FTSE Emerging Market	^	38,141.48
	Vanguard Health Care	130	Vanguard Health Care	^	24,018.25
	Vanguard High Dividend Yield	993	Vanguard High Dividend Yield	^	75,239.61
	Vanguard Hi-Yld Corp	4,620	Vanguard Hi-Yld Corp	^	26,935.24
	Vanguard Intermediate Term B	45	Vanguard Intermediate Term B	^	3,738.15
	Vanguard Large Cap ETF	150	Vanguard Large Cap ETF	^	15,355.50
	Vanguard Large Cap Index Ins	378,686	Vanguard Large Cap Index Ins	^	80,504,955.38
	Vanguard Mid Cap Index Ins	422,535	Vanguard Mid Cap Index Ins	^	15,207,027.92
	Vanguard Reit ETF	782	Vanguard Reit ETF	^	64,538.46
	Vanguard Reit Index	942	Vanguard Reit Index	^	25,809.62
	Vanguard Small Cap Index- Inst	294,747	Vanguard Small Cap Index- Inst	^	18,206,548.81
	Vanguard Small Cap Value ETF	260	Vanguard Small Cap Value ETF	^	31,460.00
	Vanguard Smcp Idx	352	Vanguard Smcp Idx	^	21,749.65
	Vanguard Specialized Div Growth Fd	5,205	Vanguard Specialized Div Growth Fd	^	121,963.20
	Vanguard Target Retirement 2010	20,836	Vanguard Target Retirement 2010	^	527,985.43
	Vanguard Target Retirement 2020	277,649	Vanguard Target Retirement 2020	^	7,846,357.72
	Vanguard Target Retirement 2030	338,409	Vanguard Target Retirement 2030	^	9,881,531.53

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2016 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2016

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	Vanguard Target Retirement 2040	275,292	Vanguard Target Retirement 2040	^	8,316,570.08
	Vanguard Target Retirement 2050	206,470	Vanguard Target Retirement 2050	^	6,274,632.08
	Vanguard Target Retirement 2055 Fund Inv	71,369	Vanguard Target Retirement 2055 Fund Inv	^	2,348,750.50
	Vanguard Target Retirement 2060 Fund	34,912	Vanguard Target Retirement 2060 Fund	^	1,013,831.53
	Vanguard Tgt Retire Income	44,329	Vanguard Tgt Retire Income	^	567,850.84
	Vanguard Tgt Retirement 2015	197,684	Vanguard Tgt Retirement 2015	^	2,868,388.99
	Vanguard Tgt Retirement 2025	569,633	Vanguard Tgt Retirement 2025	^	9,313,503.44
	Vanguard Tgt Retirement 2035	626,134	Vanguard Tgt Retirement 2035	^	11,107,618.21
	Vanguard Tgt Retirement 2045	437,425	Vanguard Tgt Retirement 2045	^	8,262,967.41
	Vanguard Total Bond Market	35	Vanguard Total Bond Market	^	2,827.65
	Vanguard Wellesleyinc	4,204	Vanguard Wellesleyinc	^	107,084.95
	Voya Global Real Estate Fund Class I	6,234	Voya Global Real Estate Fund Class I	^	117,331.50
	Western Asset Emerging Markets Debt	1,000	Western Asset Emerging Markets Debt	^	14,710.00
	William Blair Growth Fund I	1	William Blair Growth Fund I	^	16.32
	Wisdom Tree Korea Hedged Equ (liquidated 3/23/17)	200	Wisdom Tree Korea Hedged Equ (liquidated 3/23/17)	^	4,400.00
	Wisdomtree Europe Hedged Equ	1,475	Wisdomtree Europe Hedged Equ	^	84,665.00
	Wisdomtree Japan Dividend Fund	1,775	Wisdomtree Japan Dividend Fund	^	87,933.50
			Total mutual funds		490,559,603.59

	PARTNERSHIPS
	Alon USA Partners LP	400	Alon USA Partners LP	^	3,840.00
	Amerigas Partners-LP	60	Amerigas Partners-LP	^	2,875.20
	Ares Management LP	5,750	Ares Management LP	^	110,400.00
	Blackstone Group LP	10,211	Blackstone Group LP	^	276,003.33
	Brookfield Infrastructure PA	180	Brookfield Infrastructure PA	^	6,024.60
	Buckeye Partners LP	20	Buckeye Partners LP	^	1,323.20
	Calumet Specialty Products LP	2	Calumet Specialty Products LP	^	8.00
	Cedar Fair LP Unit	40	Cedar Fair LP Unit	^	2,568.00
	Cheniere Energy Partners LP	111	Cheniere Energy Partners LP	^	3,199.02
	Compass Diversified Holdings	160	Compass Diversified Holdings	^	2,864.00
	Cone Midstream Partners LP	1	Cone Midstream Partners LP	^	23.55
	CVR Refining LP	1	CVR Refining LP	^	10.40
	Energy Transfer Equity LP	106	Energy Transfer Equity LP	^	2,046.86
	Energy Transfer Partners (sxl 4/28/17)	750	Energy Transfer Partners (sxl 4/28/17)	^	26,857.50
	Enterprise Products Pptns LP	3,312	Enterprise Products Pptns LP	^	89,556.48
	Ferrellgas Partners LP	2,000	Ferrellgas Partners LP	^	13,540.00
	KKR & Co LP	300	KKR & Co LP	^	4,617.00
	Lazard Ltd	100	Lazard Ltd	^	4,109.00
	Linn Energy LLC - Units	55	Linn Energy LLC - Units	^	5.57
	NGL Energy Partners LP	1	NGL Energy Partners LP	^	21.00
	Oaktree Capital Group LLC	100	Oaktree Capital Group LLC	^	3,750.00
	Seadrill Partners Llc	101	Seadrill Partners Llc	^	424.20
	Suburban Propane L P	80	Suburban Propane L P	^	2,404.80
	Sunoco Logistics Pt LP Com Units (etp 05/01/17)	233	Sunoco Logistics Pt LP Com Units (etp 05/01/17)	^	5,596.66
	Sunoco LP	282	Sunoco LP	^	7,582.98
	Tc Pipelines LP	177	Tc Pipelines LP	^	10,414.68
	Williams Partners LP	1	Williams Partners LP	^	38.03
			Total partnerships		580,104.06

	OPTIONS
	Acadia Pharmaceuticals Inc @33 2/03/17	(2)	Acadia Pharmaceuticals Inc @33 2/03/17	^	-253.16
	Activision Blizzard Inc @40 1/20/17	10	Activision Blizzard Inc @40 1/20/17	^	89.00
	Alibaba Group Holding-Sp ADR @110 2/17/17	(11)	Alibaba Group Holding-Sp ADR @110 2/17/17	^	-138.16
	Alibaba Group Holding-Sp ADR @90 1/20/17	3	Alibaba Group Holding-Sp ADR @90 1/20/17	^	397.98
	Alnylam Pharmaceuticals Inc @40 2/17/17	(2)	Alnylam Pharmaceuticals Inc @40 2/17/17	^	-520.00
	Arconic Inc @34 1/20/17	(16)	Arconic Inc @34 1/20/17	^	-195.52
	Bank Of America Corp @24.5 2/03/17	(7)	Bank Of America Corp @24.5 2/03/17	^	-93.24
	Bellicum Pharmaceuticals Inc @15 2/17/17	(3)	Bellicum Pharmaceuticals Inc @15 2/17/17	^	-323.58
	Blackstone Group Lp/The @28 2/17/17	(2)	Blackstone Group Lp/The @28 2/17/17	^	-133.20
	Blackstone Group Lp/The @30 1/20/17	(100)	Blackstone Group Lp/The @30 1/20/17	^	-538.00
	Bristol-Myers Squibb Co @57.5 1/19/18	3	Bristol-Myers Squibb Co @57.5 1/19/18	^	1,900.38
	Brookdale Senior Living Inc @15 2/17/17	(9)	Brookdale Senior Living Inc @15 2/17/17	^	-183.24

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2016 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2016

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	Citigroup Inc @63 2/03/17	(1)	Citigroup Inc @63 2/03/17	^	-69.01
	Community Health Systems Inc @7 2/17/17	(20)	Community Health Systems Inc @7 2/17/17	^	-387.80
	Conocophillips @67.5 1/20/17	(16)	Conocophillips @67.5 1/20/17	^	-0.16
	Diplomat Pharmacy Inc @15 2/17/17	(8)	Diplomat Pharmacy Inc @15 2/17/17	^	-302.96
	Dynavax Technologies Corp @5 2/17/17	(10)	Dynavax Technologies Corp @5 2/17/17	^	-191.70
	Energous Corp @17.5 1/20/17	5	Energous Corp @17.5 1/20/17	^	415.50
	Enova International Inc @15 3/17/17	6	Enova International Inc @15 3/17/17	^	355.80
	Financial Select Sector Spdr @24 1/20/17	3	Financial Select Sector Spdr @24 1/20/17	^	1,084.23
	Freeport-Mcmoran Inc @14 1/20/17	(36)	Freeport-Mcmoran Inc @14 1/20/17	^	-1,070.64
	Goldman Sachs Group Inc @245 12/30/16	4	Goldman Sachs Group Inc @245 12/30/16	^	8.00
	Groupon Inc @4.5 1/20/17	20	Groupon Inc @4.5 1/20/17	^	4.80
	Gulfport Energy Corp @25 2/17/17	(1)	Gulfport Energy Corp @25 2/17/17	^	-37.53
	Hsbc Holdings Plc-Spons Adr @45 1/20/17	3	Hsbc Holdings Plc-Spons Adr @45 1/20/17	^	1.53
	Ishares Russell 2000 Etf @150 1/06/17	20	Ishares Russell 2000 Etf @150 1/06/17	^	0.20
	Ishares Silver Trust @14.5 4/21/17	3	Ishares Silver Trust @14.5 4/21/17	^	371.67
	Ishares Silver Trust @19 4/21/17	6	Ishares Silver Trust @19 4/21/17	^	70.50
	Juno Therapeutics Inc @25 2/17/17	(3)	Juno Therapeutics Inc @25 2/17/17	^	-118.95
	Keryx Biopharmaceuticals @7 2/17/17	(6)	Keryx Biopharmaceuticals @7 2/17/17	^	-186.84
	Kite Pharma Inc @55 1/20/17	(50)	Kite Pharma Inc @55 1/20/17	^	-1,750.00
	Kite Pharma Inc @55 2/17/17	(1)	Kite Pharma Inc @55 2/17/17	^	-143.47
	Kulicke & Soffa Industries @18 4/21/17	6	Kulicke & Soffa Industries @18 4/21/17	^	192.30
	Netflix Inc @130 12/30/16	(17)	Netflix Inc @130 12/30/16	^	-51.00
	Newlink Genetics Corp @12 4/21/17	3	Newlink Genetics Corp @12 4/21/17	^	395.04
	Novo-Nordisk A/S-Spons ADR @38 2/17/17	(1)	Novo-Nordisk A/S-Spons ADR @38 2/17/17	^	-62.62
	Ocular Therapeutix Inc @10 2/17/17	(6)	Ocular Therapeutix Inc @10 2/17/17	^	-431.46
	Peabody Energy Corp @4 1/20/17	10	Peabody Energy Corp @4 1/20/17	^	0.10
	Portola Pharmaceuticals Inc @30 2/17/17	(8)	Portola Pharmaceuticals Inc @30 2/17/17	^	-538.88
	Proshares Ultrapro QQQ @128.5 1/06/17	2	Proshares Ultrapro QQQ @128.5 1/06/17	^	398.22
	S&P 100 Index @1000 1/06/17	4	S&P 100 Index @1000 1/06/17	^	709.00
	S&P 100 Index @1005 1/06/17	2	S&P 100 Index @1005 1/06/17	^	140.76
	Sarepta Therapeutics Inc @44 1/20/17	(100)	Sarepta Therapeutics Inc @44 1/20/17	^	-1,606.00
	Weatherford International Pl @15 1/20/17	3	Weatherford International Pl @15 1/20/17	^	0.03
	Zoetis Inc @52.5 4/21/17	(50)	Zoetis Inc @52.5 4/21/17	^	-16,377.50
			Total other assets		-19,169.58

	PARTICIPANT LOANS
*	CNB PARTICIPANT LOANS		1,014 Participant loans, bearing interest at 4.25% to 9.25% and maturities through January 2032		12,967,245.45
			TOTAL PARTICIPANT LOANS		12,967,245.45

			TOTAL ASSETS		736,657,695.07

*        Denotes Party-In-Interest asset

^       Cost Information not provided as assets are part of an individual account plan that participants and beneficiaries directed with respect to assets allocated to his or her account.